PLAN OF RECAPITALIZATION

     Plan for Reverse Stock Split. Upon approval by shareholders in the manner specified in the Colorado Business Corporation Act, the Board of Directors ("Board") of ProCare Industries, Ltd. (the "Company") shall be authorized to effect a reverse stock split of all outstanding shares of the Company's stock at any time within three years from the time of approval. To effect the reverse stock split hereby approved, the Board shall be and hereby is authorized to cause the following steps to be taken.

     1. Reverse Split Ratio. A reverse split of 1 for 100 (i.e., each 100 shares outstanding or committed to be issued before the reverse split would, after the Effective Date as defined below, represent one share).

     2. Reverse Share Split. All shares of no par value common stock of the Company outstanding prior to the Record Date shall, from and after the Effective Date, be combined into a lesser number of shares determined by multiplying the outstanding shares times a fraction, of which the numerator is one and the denominator is 100 ( for example, the fraction would be: 1/100 and 1,000 shares outstanding before the Effective Date would be reduced to 10 shares after the Effective Date).

     3. No Fractional Shares. No fraction of a share of the Company's no par value common stock will be issued as a result of such reverse stock split and exchange. In lieu thereof, all fractional shares will be rounded up to the next higher number of whole shares and the shareholder who would otherwise be entitled to a fraction of a share will be issued one share in lieu thereof.

     4. Exchange of Share Certificates. On or after the second business day following approval of this Plan by shareholders (the "Effective Date" of the reverse stock split), each holder of a certificate or certificates, which prior thereto represented outstanding shares of the Company's no par value common stock, will be given instructions to surrender the same to the Company's transfer agent which shall act as the exchange agent to effect the exchange of certificates and each such shareholder shall be entitled upon surrender to receive (on payment of exchange, handling and delivery charges) in exchange therefor, a certificate representing one share of the Company's no par value common stock for each one hundred (100) shares of common stock previously owned and any additional shares issuable as a result of the rounding described in the preceding paragraph.

     5. Old Certificates to Represent Post-Split Stock Until Exchanged. Until so surrendered, each outstanding certificate which, prior to the Effective Date represented shares of common stock shall continue to represent the appropriate number of post-reverse split shares until such time as an exchange of share certificates shall have been effected.

     6.   Abandonment.   The  Board  of  Directors   may  abandon  the  Plan  of
Recapitalization in its discretion at any time prior to the Effective Date.